Exemption nr.
82-3696

m·real

M-real Corporation Stock Exchange Announcement 19.8.2005 at 12.30 p.m.

M-REAL CORPORATION´S FINANCIAL REPORTING IN 2006

Please note as a correction that July 28, 2006 is a Friday.

M-real Corporation will publish the following financial reports in 2006:

Wednesday 8 February
Financial Results for year 2005

Friday 28 April
Interim Report January-March 2006

Friday 28 July
Interim Report January-June 2006

Friday 27 October
Interim Report January-September 2006

The Annual General Meeting of M-real Corporation is held on Monday 13 March, 2006.

M-REAL CORPORATION

Corporate Communications

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